Exhibit 99.1

Contact:

Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Sells Majority Stake in HJX Business

SHANGHAI, China, August 11, 2017 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) today announced that the Company recently reached an agreement to sell a majority stake in its HJX business to a third-party investor and operator. Specifically, the agreement includes the establishment of a joint venture that will be controlled and operated by such third party. Acorn’s HJX business engages in direct sales of Ozing branded electronic learning devices incorporating mobile internet interactive features, such as online tutoring services. The partial divestiture of this business unit represents an exit of day-to-day management by Acorn from this business, allowing Acorn to focus on its already profitable businesses and brands, as well as on achieving profitable growth of new businesses within the Group.

Under the terms of the agreement, the joint venture will help liquidate a large stock of HJX inventory, transition certain expenses on a pro rata basis to the joint venture and allow Acorn to divest day-to-day operational management to the third-party team. The joint venture is expected to be operational in the coming months.

Commenting on the joint venture, Jacob Fisch, President of Acorn said, “This is a great step forward for Acorn and a very solid deal for the company within the context of the overall market environment for electronic learning products. Despite the history and continuing strength of the Ozing brand in China, this business has struggled over the last few years due in large part to an ongoing secular decline of the specialized educational tablet market, as well as an inability to innovate fast enough around new software development. After exploring alternative strategic solutions over the last year, including efforts to turn the business around with internal resources, it became clear that this transaction was the best option for the business at this point in time.

“This joint venture marks one of our final key steps in turning around and restructuring the business away from loss-making legacy businesses to focus more closely on our brands and business areas that support our mandate for profitable growth,” Mr. Fisch concluded.

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Executive Chairman Robert Roche agreed, "The agreement with HJX represents a positive move for Acorn as we realign our strategy and focus our attention on businesses that will drive profitable growth.”

About Acorn International, Inc.

Co-founded in 1998 by Executive Chairman Robert Roche, Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

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